Item 77(C)
       Matters Submitted to a Vote of Security Holders

At a Special Meeting of Shareholders of Managed Municipal
Fund Inc., held on February 12, 2007, Shares were voted as summarized below on the following proposal presented to shareholders:
To elect the following individuals to serve as Fund
Directors.

Nominee             For                 Against  Abstain
W. Murray Jacques   7,186,163           0        16,707
Louis E. Levy       7,186,163           0        16,707
R. Alan Medaugh     7,187,682           0        16,707
Edward          A.  7,181,607           0        21,263
Kuczmarski

As of June 29, 2007, the Directors of Managed Municipal Fund
Inc.  were  R. Alan Medaugh Edward A. Kuczmarski,  Louis  E.
Levy, W. Murray Jacques